Exhibit 10.1
February 15, 2016

Jeff Dunn

Dear Jeff:

This letter outlines your responsibilities and compensation associated with Campbell’s commitment to Acre Venture Partners, L.P. (“AVP”).

Campbell will be making a capital commitment to AVP, a Delaware limited partnership formed to make venture capital investments in innovative new companies in food and food-related industries. You will take on expanded responsibilities as Campbell’s representative on the investment committee of AVP. In this role, you will continue to be employed by Campbell.

You will not be paid any salary, annual incentive or other compensation from AVP, however Campbell will provide an incentive as described below.

You will receive an incentive based on “Interest Appreciation Rights,” payable by Campbell, for appreciation of investments after a return of all committed capital and management fees to Campbell. The ultimate value of the incentive will not be determinable until investments are made and subsequently disposed of or otherwise monetized. The terms and conditions for determining the timing and amount of the payout of your Interest Appreciation Rights will mirror the terms of the “Carry” for the General Partners as provided in the Limited Partnership Agreement of AVP, dated as of December 11, 2015, as amended from time to time (the “Partnership Agreement”). Your Interest Appreciation Rights will be paid as ordinary income, be equivalent to a 3.5% Carry and is subject to a time (“cliff”) vesting requirement.

The time vesting requirement is based on your continued employment with Campbell through July 31, 2018. Should you voluntarily terminate your employment or have your employment terminated as a result of a For Cause Termination (as defined below), prior to the end of the vesting period, you will forfeit any rights to the Interest Appreciation Rights. Should your employment with Campbell terminate due to an involuntary termination initiated by the Company that is not a For Cause Termination, or due to your death or disability, prior to the end of the vesting period, the Interest Appreciation Rights will vest 100%.

Your Interest Appreciation Rights will be a notional economic interest that is the equivalent of a 3.5% Partnership Percentage under the Partnership Agreement. Your entitlement to distributions in respect of this right shall be credited to you at the same time and in the same amount (based on such percentage) as distributions are paid to the General Partner under the Partnership Agreement, including under Section 7.4 (Tax Distributions) and Section 7.5 (Discretionary Distributions), and shall be subject to the clawback provisions of Section 7.3 (Partners’ Obligations to Repay and Restore) (together, the “Account Credits”). Subject to the above vesting requirements, the Account Credits, shall be paid to you in two installments, promptly following, and in an event within 30 days following, the seventh (7th) and tenth (10th) anniversaries of the date hereof, based on the amount on the Account Credits on each such payment date, less prior payments to you. In the event that prior to the second payment date, the General Partner has not received final liquidating distributions of their Partnership Interests, you shall receive and be paid an Account Credit equal to what would be distributed to you assuming a hypothetical liquidation at the then value of the investments of any such remaining Partnership Interests, as determined by Campbell in good faith, based on your percentage interest, provided that you shall remain subject to the clawback provisions of Section 7.3 of the Partnership Agreement. In the event of your death, any amount not yet received by you shall be paid to your estate according to the provisions stipulated in this paragraph.

For Cause Termination is defined as follows: The termination of a participant’s employment by reason of his or her (1) engaging in gross misconduct that is injurious to Campbell, AVP or any of their affiliates, monetarily or otherwise, (2) misappropriation of funds, (3) willful misrepresentation to the directors or officers of Campbell, (4) gross negligence in the performance of the participant’s duties having an adverse effect on the business, operations, assets, properties or financial condition of Campbell, AVP or any of their affiliates (5) conviction of a crime involving moral turpitude, or (6) entering into competition with Campbell. The determination of whether a participant’s employment was a For Cause Termination shall be determined by Campbell in its good faith judgment.

You will continue in your role as SVP, President, Campbell Fresh. You will continue to be based at the Bolthouse headquarters in Bakersfield, California and in Santa Monica, California. You will continue to participate in the compensation and benefits programs as outlined in your July 22, 2014 employment letter, which will remain in full force and effect in accordance with its terms, with one exception: Your annual incentive target for FY17 and FY18 will increase to 175% of base salary. Your participation as Campbell’s representative to the investment committee with AVP does not diminish or alter your Campbell Fresh responsibilities.

At such point when you are no longer an employee of Campbell, any further involvement with AVP would need to be approved by the CEO of Campbell.

Any employment by, or paid affiliation with or without compensation from AVP or portfolio companies in which it invests, at such point you are no longer an employee of Campbell, would require written approval of Denise Morrison so long as she is CEO of Campbell.  If Denise is not CEO, employment with AVP would require written approval from the CEO of Campbell, which shall be granted unless you were (1) subject to For Cause Termination, (2) voluntarily terminated from Campbell prior to July 31, 2018, or (3) in material breach of the terms of your employment. Your total Interest Appreciation Rights from AVP both as an employee of the partnership and as a former employee of Campbell will be capped at the equivalent of 7% carried interest (including the 3.5% Interest Appreciation Rights outlined previously in this document, such that you agree that you will not become entitled to receive more than an additional 3.5% carried interest in AVP under the Partnership Agreement).

The intent of the parties is that payments and benefits under this letter comply with, or be exempt from, Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this letter will be interpreted to be in compliance therewith.

The terms set forth in this letter may be modified only with the mutual consent of both the Company and you, provided, however, that the other terms of the compensation and benefits plans, programs and policies referenced in this letter may be modified at the sole discretion of the Company at any time in accordance with the terms of such plans, programs and policies. This letter states the entire agreement concerning its subject matter, superseding and prior understandings.

Jeff, we are enthusiastic about our investment with the ACRE fund and look forward to your role with the investment committee.

Sincerely,

/s/ Robert W. Morrissey

Robert W. Morrissey
Senior Vice President
Chief Human Resources Officer

cc:	Denise Morrison
Adam Ciongoli
Robert Centonze

To indicate your agreement to the terms above, please sign and date below and return a signed copy of this letter to Adam Ciongoli.

/s/ Jeffrey T. Dunn	Jeffrey T. Dunn
Signature of Employee	Name of Employee (print)	Date